<u>FORM 6K</u>

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

———————————————

REPORT OF A FOREIGN ISSUER
Pursuant to Rule 13a - 16 or 15d - 16
The Securities Exchange Act of 1934

<u>ANGLO SWISS RESOURCES INC. (File # 0-08797)</u>
(Translation of the Registrant's Name into English   )

<u>#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6</u>
(Address of principal Executive offices)

<u>Attachments:</u>

1.   Press Release(s) & Material Change Report May 2007

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F   <u> X </u>   FORM 40F<u>   </u>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2 (b) under the Securities Act of 1934.

YES <u>   </u>   NO <u> X </u>

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        <u>ANGLO SWISS RESOURCES INC.</u>
                                        (Registrant)

Dated:<u> June 6, 2007</u>   BY: ***Chris Robbins***

                                        It's   <u>Vice President</u>
                                        (Title)

ANGLO SWISS RESOURCES INC.
SUITE 309 - 837 WEST HASTINGS STREET
VANCOUVER, BC V6C 3N6
604-683-0484
Fax: 604-683-7497

June 6, 2007

Securities & Exchange Commission   **VIA EDGAR**
450 Fifth Street N.W.
Washington, D.C.
USA 20549

Dear Sir or Madam:

RE: ANGLO SWISS RESOURCES INC.
           SEC FILE NO. 0-08797
           FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British
Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

(s) Chris Robbins

Per: Chris Robbins
        Vice President

May 29, 2007

Anglo Swiss Resources Announces a New Work Program for its Historic Kenville Mine Property To Target a Large Copper, Gold, Silver, Molybdenum Anomaly

VANCOUVER, BC. May 29, 2007. Anglo Swiss Resources Inc. (TSX.V-ASW & OTCBB-ASWRF) intends to immediately commence a new planned work program on its historic Kenville Mine Property located near the City of Nelson in southeastern British Columbia. The initial work program is along a NW/SE trend, originally discovered by Teck Corp operating as a option joint venture partner in 1995 and 1996. The Company's 2007 program will be supervised by Glen Macdonald, P.Geo, a qualified person as defined in NI 43-101.

The Company will announce further work programs as they are implemented.

Gold Standard Resources Corp., Babylon Enterprises Ltd., Foaming Holdings Ltd., Glacial Holdings Inc., and Tracer Enterprises Ltd., former optionees under an Option Joint Venture Agreement with Anglo Swiss respecting the Kenville Mine Property, have been notified by Anglo Swiss of its position that the Option Joint Venture Agreement is at an end.   Further to the disclosure contained in the Anglo Swiss news release dated January 26, 2007, several of these optionees have commenced a lawsuit against Anglo Swiss disputing this position. Anglo Swiss considers the claims made in this lawsuit without merit.

On a related matter, Terasen Gas has recently commenced a lawsuit against the former optionees alleging certain of the work they performed on the Kenville Mine Property adversely impacted its pipeline that runs through an easement on this Property. Anglo Swiss has also been named a defendant in this lawsuit as the owner of the Property.

On behalf of the Board,

Len Danard
President & CEO

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1. <u>Reporting Issuer</u>

Anglo Swiss Resources Inc. (the "Company")
#309 – 837 West Hastings Street
Vancouver, British Columbia, V6C 3N6
Phone: 604-683-0484

ITEM 2. <u>Date of Material Change</u>

April 30, 2007*****

ITEM 3. <u>Press Release</u>

The Press Release was issued by the Company in Vancouver, British
Columbia, announcing the proposed private placement offering on April 16,
2007, via CCN Mathews News Service. The Exchange Acceptance Release
was issued on May 22, 2007.

ITEM 4. <u>Summary of Material Change</u>

*The Company has distributed 5,000,000 common shares through a private
placement closed on April 30, 2007. The private placement consisted of
5,000,000 Units issued to 26 participants consisting of 5,000,000 common
shares at $0.10 per share, plus 5,000,000 half warrants, each whole warrant
to purchase an additional 2,500,000 common shares at $0.20 per share until
April 30, 2008. The common shares will bear a restrictive legend as per
regulatory guidelines.*

ITEM 5. <u>Full Description of Material Change</u>

See attached News Release.

* Exchange approval received on May 22, 2007.

ITEM 6. <u>Reliance on Section 7.1(2) or (3) of NI 51-102</u>

Not applicable.

ITEM 7. <u>Omitted Information</u>

Not applicable.

ITEM 8 <u>Senior Officers</u>

For further information please contact:

Chris Robbins
Vice-President
#309 – 837 West Hastings Street
Vancouver, BC V6C 3N6
Tel: (604) 683-0484. email: info@anglo-swiss.com

ITEM 9. <u>Statement of Senior Officer</u>

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 24th day of May, 2007.

ANGLO SWISS RESOURCES INC.

Per:

s/ *"Chris Robbins"*
Chris Robbins
Director

cc: TSX Venture Exchange

END.